Exhibit 99.1

AMARIN REPORTS SECOND QUARTER 2005 RESULTS

LONDON, United Kingdom, July 27, 2005 – Amarin Corporation plc (NASDAQSC: AMRN) today announces its second quarter financial results for the period ended June 30, 2005.

For the quarter ended June 30, 2005, Amarin reported a net loss of $5.5 million, or 13 cents per American Depositary Share (ADS), compared with a net loss of $3.2 million, or 18 cents per ADS, in the quarter ended June 30, 2004.  The results are set out in detail in the financial tables attached.

KEY HIGHLIGHTS

•                  Second quarter operating loss from continuing activities of $5.7 million (2004 - $1.6 million); increase primarily due to inclusion of Amarin Neuroscience’s expenses of $3.4 million, following its acquisition in October 2004

•                  Gross proceeds of $17.8 million raised through equity issue in May, 2005; directors and officers of Amarin invested $4.5 million in the offering

•                  Amarin now debt-free

•                  U.S. Phase III clinical trial of MiraxionTM in Huntington’s disease commenced; patient recruitment and pre-screening on-going and dosing expected to commence shortly

•                  European phase III clinical trial will be conducted in collaboration with EURO-HD and Icon plc, a leading global contract research organization;  this trial is scheduled to commence in the autumn

Rick Stewart, chief executive officer of Amarin, commented “we have been successful in achieving our key objectives in the first half of the year.  The completion of our $17.8 million financing significantly strengthens our balance sheet and leaves Amarin debt-free.  Our critical development programs have made excellent progress. The commencement of recruitment for the U.S. Huntington’s disease Phase III clinical trial is a major milestone for the company.  We look forward to the commencement of the European trial in the autumn. The planning for the Phase II clinical trial program in melancholic depression is progressing well and we are now commencing early stage discussions with potential partners for this program.”

FINANCIAL RESULTS – INCOME STATEMENT

For the quarter ended June 30, 2005, Amarin reported a net loss of $5.5 million compared with a net loss of $3.2 million in the quarter ended June 30, 2004.

Three months ended June 30, 2005

The results for the quarter ended June 30, 2005 entirely represent continuing activities.  The results for the comparative quarter ended June 30, 2004 reflect continuing and discontinued activities.

Continuing activities

For the quarter ended June 30, 2005, the operating loss was $5.7 million, compared with an operating loss of $1.6 million from continuing activities for the same period in 2004.  The increase is primarily due to the inclusion of Amarin Neuroscience Limited’s (“Amarin Neuroscience”, formerly Laxdale Limited) expenses of $3.4 million, following its acquisition in October 2004.

Research and development costs for the second quarter were $2.9 million (2004 - $nil) and reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies and significant set up costs associated with commencing the phase III trials in Huntington’s Disease (“HD”).  These costs include amounts payable to the two organizations running the HD trials, namely, the Huntington’s Study Group (“HSG”) and Icon plc.

Selling, general and administrative costs for the second quarter were $2.6 million (2004 - $1.5 million) and primarily represent Amarin’s general and administrative costs, business and corporate development costs and the cost of maintaining and renewing Amarin’s portfolio of intellectual property.  The increase in selling, general and administrative costs was principally due to the inclusion of Amarin Neuroscience’s general and administrative costs of $0.5 million for the quarter and increases in business and corporate development costs.

Discontinued activities

For the quarter ended June 30, 2005, there were no amounts relating to discontinued activities.  The results for the comparative quarter ended June 30, 2004 for discontinued activities primarily represent research and development costs incurred by Amarin on behalf of Valeant Pharmaceutical International (“Valeant”) of $1.4 million.  Amarin has no further obligation to incur costs on Valeant’s behalf.

Six months ended June 30, 2005

The results for the six month period ended June 30, 2005 entirely represent continuing activities.  The results for the comparative six month period ended June 30, 2004 reflect continuing and discontinued activities.

Continuing activities

For the six month period ended June 30, 2005, the operating loss was $9.0 million, compared with an operating loss of $3.3 million from continuing activities for the same period in 2004.  As for the second quarter, the increase is primarily due to the inclusion of Amarin Neuroscience’s expenses of $4.8 million, including significant costs associated with commencing Miraxion’s phase III trials in HD.

Discontinued activities

For the six month period ended June 30, 2005, there were no amounts relating to discontinued activities.  For the comparative six month period ended June 30, 2004, Amarin earned a profit before interest of $21.4 million on discontinued activities reflecting:

(1) the results of Amarin’s disposed US business for the period from January 1, 2004 to February 25, 2004, being the date upon which the business was sold to Valeant;

(2) research and development costs incurred by Amarin on behalf of Valeant of $1.4 million.  Amarin has no further obligation to incur costs on Valeant’s behalf.

(3) an exceptional loss of $2.4 million on the disposal of Amarin’s U.S. operations and certain products to Valeant;

(4) an exceptional gain of $0.35 million, representing receipt during the quarter of an instalment of the proceeds of sale of our Swedish drug delivery business to Watson in October 2003; and

(5) an exceptional gain of $25.6 million on the settlement of debt obligations to Elan in February 2004.

Also, a non-cash deferred tax accounting charge of $7.5 million arose in the comparative six-month period on the exceptional gain in (5) above which offset a deferred tax asset of an equivalent amount included in the balance sheet as at December 31, 2003.

FINANCIAL RESULTS – BALANCE SHEET

Intangible fixed assets

At June 30, 2005, Miraxion had an intangible carrying value of $10.0 million, an increase of $6.2 million from $3.8 million at June 30, 2004.  The increase in the carrying value arises primarily from the acquisition accounting for Amarin Neuroscience, which was acquired in October 2004.

Debtors

Under United Kingdom tax legislation, Amarin Neuroscience is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible research and development tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief.  In Q2, 2005, Amarin recognised a tax credit of $0.3 million in respect of such research and development tax relief.  At June 30, 2005, included in debtors, is a total research and development tax relief receivable of $1.4 million.

Cash

At June 30, 2005, Amarin had cash of $16.4 million compared to $7.2 million at June 30, 2004.  On May 24, 2005, Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADS’s with institutional and other accredited investors, including certain directors and executive officers of Amarin.  Directors and executive officers of Amarin invested approximately $4.5 million in the offering for the purchase of an aggregate of 3.5 million ADS’s, inclusive of the 1.5 million ADS’s issued in connection with the redemption of the loan notes referred to below.

After offering fees, expenses and the redemption of the remaining $2 million of loan notes in connection with the purchase of shares by Amarin’s chairman, Mr. Thomas Lynch, referred to below, the net proceeds were approximately $14.8 million.

At June 30, 2005, Amarin had no debt compared to $5.0 million at June 30, 2004.  On May 24, 2005, simultaneous with the registered offering, Amarin’s remaining $2 million loan notes, owed to Amarin’s Chairman, Mr. Thomas Lynch, were redeemed for $2 million and the proceeds used by Mr. Lynch to subscribe for approximately 1.5 million ADS’s.  This followed the conversion of the first $3 million of loan notes to equity by Mr. Lynch on October 7, 2004.  Amarin now has no debt other than working capital liabilities.

Amarin’s future financing strategy will depend on the timing of clinical trial expenditure on its development pipeline and on the level of revenue generated from its licensing and partnering activities.

OPERATIONAL OVERVIEW

Miraxion in Huntington’s disease

Significant progress was made during the quarter.   All 43 clinical trial sites have been selected for the US trial (TREND-I) and the lead investigators appointed.  The investigators’ meeting for TREND-I took place on June 8th and 9th in Philadelphia in collaboration with the Huntington Study Group (HSG), who are conducting the U.S. clinical trial on behalf of Amarin.   Patient recruitment and pre-screening have already commenced.  We expect to commence patient dosing shortly.  Final discussions with the U.S. Food and Drug Administration are approaching completion.  The European phase III clinical trial (TREND-II) will be conducted in collaboration with EURO-HD and Icon, plc, a leading global contract research organization.  This trial is scheduled to commence in the autumn.

Miraxion in depression

Earlier this year, Amarin announced positive data analysis from its phase II depression program with Miraxion.  Amarin is now commencing early stage discussions with several development and marketing partners for this program for the U.S. and E.U. markets.

CORPORATE STRATEGY

Amarin’s strategy is to directly commercialize its neurology pipeline in the U.S. and to partner it for geographic markets outside the U.S.  For indications outside neurology, such as depression, Amarin intends to partner its pipeline globally.  Amarin also intends to acquire and in-license neurology products that Amarin can develop and market directly in the U.S.

Amarin’s goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs that address unmet medical needs.

Contact:
Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart

Chief Executive Officer

Alan Cooke

Chief Financial Officer

investor.relations@amarincorp.com

Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

About Amarin Corporation

Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in phase III development for Huntington’s disease and in phase II development for depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

DISCLOSURE NOTICE:  The information contained in this document is as of July 27, 2005.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This document contains forward-looking statements about Amarin’s financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “will”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following:  the success of Amarin’s research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin’s drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin’s products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin’s products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin’s product candidates; governmental laws and regulations affecting Amarin’s operations, including those affecting taxation; Amarin’s ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin’s ability to integrate its acquisition of Amarin Neuroscience Limited.  A further list and description of these risks, uncertainties and other matters can be found in Amarin’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC.